THE PANCREATIC CANCER ACTION NETWORK SELECTS ONCOLYTICS BIOTECH® INC. TO RECEIVE $5 MILLION THERAPEUTIC ACCELERATOR AWARD TO DEVELOP LEADING-EDGE TREATMENTS

Innovative Multimillion-Dollar Grant Was Created in 2022 to Drive Biopharma Industry to Speed Development of Pancreatic Cancer Therapies

BOSTON, MA., San Diego, CA., and Calgary, AB. – (September 26, 2023) – In an effort to continue accelerating new treatment options for people with pancreatic cancer, the Pancreatic Cancer Action Network (PanCAN) today announced Oncolytics Biotech, Inc. (NASDAQ: ONCY) (TSX: ONC) as the recipient of its second annual PanCAN Therapeutic Accelerator Award. Oncolytics received this award in recognition of its promising work on pelareorep, an investigational immunotherapy treatment that introduces double-stranded RNA into cancer cells, which stimulates anticancer inflammatory effects, including innate and adaptive immune responses and the activation and recruitment of T cells into the tumor. This $5 million grant will enable Oncolytics to continue the next stage of its research focused on a clinical trial with Oncolytics’ proprietary reovirus pelareorep in combination with modified FOLFIRINOX chemotherapy with or without an immune checkpoint inhibitor. If results are encouraging, the treatment combination may be advanced to late-stage clinical development through the PanCAN Precision PromiseSM adaptive clinical trial platform.

The combination of pelareorep, gemcitabine, nab-paclitaxel, and atezolizumab was granted Fast Track designation by the FDA last year and has already been selected for inclusion in the Precision PromiseSM clinical trial platform, which is anticipated to open in early 2024. Testing pelareorep in combination with FOLFIRINOX expands the approach so all patients with advanced pancreatic cancer could have the opportunity to benefit from this innovative immunotherapeutic approach.

The announcement of the Therapeutic Accelerator Award is being made in advance of PanCAN’s annual Scientific Summit in Boston, which brings together PanCAN’s Community for Progress, including research grant recipients, Scientific and Medical Advisors, industry partners and special guests to share ideas and build collaboration. Oncolytics was selected to receive the 2023 PanCAN Therapeutic Accelerator Award for $5 million through a rigorous, competitive process involving scientific, business and programmatic review from leading experts in the field.

Pancreatic cancer is notoriously aggressive and hard to treat. Current estimates suggest that the disease will be the second leading cause of cancer-related deaths in the United States before 2030. Most people with pancreatic cancer are diagnosed at a late stage when their tumor is inoperable, leaving these patients with few treatment options. And because the disease is significantly more resistant to chemotherapy than other cancers, it can even be difficult to treat in its earliest stages. Despite the fact that there is an urgent need for better outcomes for pancreatic cancer, research is often not prioritized because pancreatic cancer affects a relatively small population compared to other cancers, and clinical research can be risky and expensive.

“Today’s five-year survival rate of 12% is too low and we need new treatment options now,” said PanCAN Chief Science Officer Lynn Matrisian, PhD, MBA. “PanCAN launched our own clinical program to de-risk companies’ investment through both the Therapeutic Accelerator Award and the Precision Promise platform to facilitate rapid advances in this disease.”

PanCAN continues to take bold actions to improve the lives of everyone impacted by pancreatic cancer, including the investment of more than $208 million since 2003 to advance scientific research. PanCAN created the multimillion-dollar Therapeutic Accelerator Award in 2022 as a research investment focused on supporting companies working on new pancreatic cancer therapies that plan to conduct early-stage (Phase 1 and 2) clinical trials for these therapies.

“Oncolytics is so pleased to receive this innovative award and have the opportunity to work with PanCAN,” said Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics Biotech Inc. “This generous grant will enable early and late-stage patients with pancreatic cancer to potentially benefit from another commonly employed chemotherapy backbone, as FOLFIRINOX and gemcitabine + nab-paclitaxel are the most frequently used chemotherapy standards of care in both the first and second-line setting. By teaming up with PanCAN, we believe we may be able to expedite development and provide pancreatic cancer patients with a bespoke immunotherapeutic treatment option.”

Oncolytics plans to utilize the grant funding to study pelareorep in combination with modified FOLFIRINOX chemotherapy in patients with metastatic pancreatic cancer who have not received prior cancer treatment. In addition, a separate group of patients will receive this combination along with a checkpoint inhibitor to verify synergies previously observed in this patient population. The goal of this research is to evaluate the safety and efficacy of these combination therapies. Efficacy will be assessed by measuring the effect of the treatments on tumor size, progression-free survival, and overall survival. In addition, immune responses to treatment will be assessed.

The funding offered through the PanCAN Therapeutic Accelerator Award represents an innovative and groundbreaking way for a non-profit to accelerate drug development. If the result of the clinical trial is positive, the hope is that the selected investigational treatment combination will be incorporated into the PanCAN Precision Promise adaptive clinical trial. While Precision Promise provides an effective approach for late-stage research on new pancreatic cancer therapies, many companies are not investing in the early-stage research necessary for late-stage studies and potential drug approval in this disease.

To learn more about PanCAN’s research investments, visit pancan.org.

About the Pancreatic Cancer Action Network
The Pancreatic Cancer Action Network (PanCAN) leads the way in accelerating critical progress for pancreatic cancer patients. PanCAN takes bold action by funding life-saving research, providing personalized patient services and creating a community of supporters and volunteers who will stop at nothing to create a world in which all pancreatic cancer patients will thrive. For 18 years in a row, PanCAN has earned a Four-Star Rating from Charity Navigator – the highest rating an organization can receive. This rating designates PanCAN as an official “Give with Confidence” charity, indicating strong financial health, ongoing accountability and transparency.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in phase 2 studies in breast and pancreatic cancers. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics' belief as to the potential and benefits of pelareorep as a cancer therapeutic; our plans to utilize the PanCAN Therapeutic Accelerator Award grant funding to study pelareorep in combination with modified FOLFIRINOX chemotherapy in patients with metastatic pancreatic cancer who have not received prior cancer treatment; the design and anticipated benefits of the planned study, including our hope that if the result of the clinical trial is positive, the selected investigational treatment combination will be incorporated into the PanCAN Precision Promise adaptive clinical trial; our plans to advance towards a registrational study in metastatic pancreatic cancer; and other statements related to anticipated developments in Oncolytics' business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.  Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com